UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2023
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

October 20, 2023

METHANEX'S COMMITMENT TO ENVIRONMENT, HEALTH AND SAFETY RECOGNIZED WITH THREE RESPONSIBLE CARE® AWARDS

VANCOUVER, BRITISH COLUMBIA (October 20, 2023) — Methanex Corporation (TSX:MX) (NASDAQ:MEOH), the world’s largest producer and supplier of methanol, is pleased to announce it is the recipient of three 2022 Responsible Care® awards from the Chemical Industry Association of Canada (CIAC). The awards recognize companies that have shown exceptional leadership and outstanding performance in implementing Responsible Care over the past year.

“We’re honoured to be a recipient of the Responsible Care awards amongst our deserving industry peers who participated,” said Gustavo Parra, Senior Vice President of Manufacturing at Methanex. “This recognition belongs to all our team members from across the globe who are committed to the governance and management of our environmental and social matters, including health and safety at Methanex.”

Methanex was recognized in three of the four code-based award categories:

• Stewardship Award: acknowledges contributions in product stewardship, value chain stewardship, and/or research and development.
• Accountability Award: acknowledges contributions to community engagement and/or equity, diversity and inclusion.
• Company of the Year: CIAC’s premiere award that acknowledges organizations exemplifying the components of all three codes (Operations, Stewardship and Accountability) and makes Responsible Care synonymous with how they do business.

Responsible Care is a United Nations-recognized chemical industry sustainability initiative to drive continuous improvement in safe chemical management and achieve excellence in environmental, health, safety and security performance. Founded in Canada in 1985, Responsible Care is now practiced in 73 countries and by 96 of the 100 largest chemical producers in the world.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Methanex Media Inquiries
Nina Ng
Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquiries
Sarah Herriott
Director, Investor Relations
604-661-2600 or Toll Free: 1-800-661-8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 20, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary